

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2023

Albert Wong
Chairman and Chief Executive Officer
JVSPAC Acquisition Corp.
G/F Hang Tak Building
1 Electric Street
Wan Chai, Hong Kong

> **Re: JVSPAC Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 15, 2023**
> **File No. 333-275176**

Dear Albert Wong:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page, page 1

1. We reissue prior comment 1. We note the disclosure added to the cover page that "because of the location where we are based, we are subject to the following China-based risks." However, we continue to note the disclosure on the cover page that if you "enter into a business combination with a target business operating in China, the combined company may face risks associated with regulatory approvals of the proposed business combination between us and the target, offshore offerings, anti-monopoly regulatory actions, and cybersecurity and data privacy." Please revise this disclosure in this section and throughout the prospectus to disclose that you currently face such risks, even without a business combination with a company operating in China, based upon the location of the

company in the PRC. Your disclosure should make clear whether these risks could result in a material change in your operations, including your search for a target business.

Financial Statements

Unaudited Financial Statements of JVSPAC Acquisition Corp., page F-1

2.   Please amend to update your financial statements and related financial information. Refer to Rule 8-08 of Regulation S-X.

Please contact Mark Rakip at 202-551-3573 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso, Esq.